UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q



For Period Ended: February 29, 2000                    SEC FILE NUMBER 000-27691
                                                       CUSIP NUMBER 38114T 10 9
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         Full Name of Registrant                   Kelly's Coffee Group, Inc.
                                                   --------------------------

         Former Name if Applicable                          N/A
                                                            ---

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company has recently been involved in attempts to restructure and satisfy its debts and has had its major emphasis on solving its debt problems. Because of the time and resources dedicated to the debt resolution problems, the Company will be unable to complete the Form 10-KSB on a timely basis without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                      Richard D. Surber     President         (801) 575-8073
                      ----------------------------------------------------------
                      (Name)                 (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                          (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          ( ) Yes  (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                          N/A


                           Kelly's Coffee Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 26, 2000                          By:/s/Richard D. Surber
      ---------------                         ------------------------------
                                              Name:  Richard D. Surber
                                              Title: President